UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 TRIMERIS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    896263100
                                 (CUSIP Number)

                                October 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages


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CUSIP No. 896263100                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.       [    ]
                                            b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

              NEW YORK

                  5     Sole Voting Power
Number of                  2,427,696
  Shares
Beneficially      6     Shared Voting Power
  Owned By                 0
    Each
Reporting         7     Sole Dispositive Power
    Person                 2,427,696
    With
                  8     Shared Dispositive Power
                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                            2,427,696

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [   ]

11       Percent of Class Represented By Amount in Row (9)

                             11.1%

12       Type of Reporting Person (See Instructions)

                             IA, CO

CUSIP No. 896263100                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.       [    ]
                                            b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

            UNITED STATES

                  5     Sole Voting Power
Number of                  2,427,696
  Shares
Beneficially      6     Shared Voting Power
  Owned By                 0
    Each
Reporting         7     Sole Dispositive Power
    Person                 2,427,696
    With
                  8     Shared Dispositive Power


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,427,696

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [   ]

11       Percent of Class Represented By Amount in Row (9)

                           11.1%

12       Type of Reporting Person (See Instructions)

                           IN, HC

                                                               Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Trimeris, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3500 Paramount Parkway, Morrisville, North Carolina 27560.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    Perry Corp.; and

                  ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

                  This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner, and/or managing member of the general partner, and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)         Citizenship:

                  1) Perry Corp. is a New York corporation; and

                  2) Mr. Perry is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  896263100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i) Perry  Corp.  is an  investment  adviser  registered  under
Section 203 of the Investment Advisers Act of 1940.

                  ii) Mr. Perry is a control person of Perry Corp.

                                                               Page 5 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 2,427,696 Shares.

Item 4(b)         Percent of Class:

                  As of the Date of Event, the number of Shares outstanding was 21,958,650 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 8, 2005. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 11.1% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     Perry Corp.
     (i)     Sole power to vote or direct the vote                     2,427,696
     (ii)    Shared power to vote or to direct the vote                        0
     (iii)   Sole power to dispose or to direct the disposition of     2,427,696
     (iv)    Shared power to dispose or to direct the disposition of           0

     Mr. Perry
     (i)     Sole power to vote or direct the vote                     2,427,696
     (ii)    Shared power to vote or to direct the vote                        0
     (iii)   Sole power to dispose or to direct the disposition of     2,427,696
     (iv)    Shared power to dispose or to direct the disposition of

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner, and/or managing member of the general partner, and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

                  Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

                                                               Page 6 of 9 Pages


Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 10, 2005                  PERRY CORP.

                                            By:/s/ Richard C. Perry
                                               ------------------------
                                               Name:  Richard C. Perry
                                               Title: President


Date:    November 10, 2005                  RICHARD C. PERRY

                                            /s/ Richard C. Perry
                                            ---------------------------

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.       Joint Filing Agreement, dated as of November 10, 2005,
         by and among the Reporting Persons........................        9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, $.001 par value, of Trimeris Inc., dated as of November 10, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    November 10, 2005                  PERRY CORP.

                                            By:/s/ Richard C. Perry
                                               ------------------------
                                               Name:  Richard C. Perry
                                               Title: President


Date:    November 10, 2005                  RICHARD C. PERRY

                                            /s/ Richard C. Perry
                                            ---------------------------